Exhibit 99.1

B.O.S. Announces Entry into a Standby Equity Distribution Agreement

RISHON LEZION, Israel, June 19, 2013 (GLOBE NEWSWIRE) - B.O.S. Better Online Solutions Ltd. (the "Company", "BOS") (Nasdaq: BOSC), a leading Israeli provider of RFID and supply chain solutions to global enterprises, today announced that on June 18, 2013, it has entered into a Standby Equity Distribution Agreement, or SEDA, with YA Global Master SPV Ltd., or YA Global. The SEDA provides that, upon the terms and subject to the conditions set forth therein, YA Global is committed to purchase up to $600,000 of the Company’s ordinary shares over a two-year commitment period.  The ordinary shares to be issued to YA Global under the SEDA will be issued pursuant to an exemption from registration under the Securities Act of 1933, as amended.  Pursuant to the SEDA, the Company has an obligation to file a registration statement with the U.S. Securities and Exchange Commission covering the resale by YA Global of any shares to be issued to YA Global under the SEDA.

From time to time, at BOS’ discretion, subject to complying with the conditions set forth in the SEDA, the Company may present YA Global with advance notices to purchase the Company’s shares subject to limitations on price, quantity and trading volume in BOS stock as more fully described in the SEDA. The SEDA is an exhibit to the Company’s report on Form 6-K filed with U.S. Securities and Exchange Commission today.

Eyal Cohen, BOS CFO, stated: “We have found the SEDA to be an effective and relatively low cost equity financing instrument. With our forecasted improving results and subject to sufficient trading volume in our stock, we expect to able to draw up to $600,000 on this equity line and use the funding to strengthen our working capital."

About BOS
B.O.S. Better Online Solutions Ltd. (Nasdaq:BOSC - News) is a leading provider of RFID and Supply Chain solutions to global enterprises. BOS' RFID and mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company's supply chain division provides electronic components consolidation services to the aerospace, defense, medical, automotive and telecommunications industries as well as to enterprise customers worldwide.

For more information, please visit: www.boscom.com

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of  BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS's periodic reports and registration statements filed with the U.S. Securities Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.